WIKIFAMILIES, INC.
1005 S. Center Street
Redlands, CA 92373

December 12, 2011

W. John Cash
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Wikifamilies, Inc. (formerly Kensington Leasing, Ltd.) Form 10-K for the year ended December 31, 2010 Form 10-Q for the quarter ended March 31, 2011 File No. 0-53559

Dear Mr. Cash:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the letter (the “Letter”), dated October 31, 2011, to the undersigned regarding the above-referenced filing of Kensington Leasing, Ltd., now called Wikifamilies, Inc. (the “Company” or “we”).

1.           We will keep in mind the notion of a "predecessor" as defined in Rule 405.

2.           We have now accounted for the acquisition as a reverse merger.  This accounting is reflected in our Form 10-Q for the quarter ended September 30, 2011 filed in November 2011.  We will amend our Form 10-Q for the quarter ended June 30, 2011 to reflect this accounting.  We expect to file this amended Form 10-Q no later than December 23rd.

3.           We will file a Form 8-K/A relating to the acquisition to comply with this comment.

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Securities and Exchange Commission
December 12, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions regarding this response.

Sincerely, Wikifamilies, Inc. /s/ Trisha Malone Trish Malone Chief Financial Officer